Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 30, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering; and
●	Update our distributions.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $57,903,648 in our common stock, which represents the value of the stock available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of November 30, 2022, we had raised total aggregate gross offering proceeds of approximately $56,421,000 and had issued approximately 5,446,000 shares of common stock in the Offerings, purchased by approximately 3,400 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Distributions

On September 29, 2022, our board of directors authorized a daily cash distribution of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning October 1, 2022 and ending on October 31, 2022 (of $0.0013783562 per share from October 1, 2022 to October 3, 2022, and of $0.0014005479 per share from October 4, 2022 to October 31, 2022), and $0.0014005479 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning November 1, 2022 and ending on November 30, 2022 and beginning December 1, 2022 and ending on December 31, 2022 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before January 15, 2023.

This distribution equates to approximately 4.5% on an annualized basis assuming a $11.18 per share net asset value (“NAV”) (the then-current purchase price for the period from October 1, 2022 to October 3, 2022) and calculated for the Distribution Period beginning October 1, 2022 and ending on October 31, 2022, and approximately 4.5% on an annualized basis assuming $11.36 per share NAV (the current purchase price effective October 4, 2022), calculated for the Distribution Periods beginning November 1, 2022 and ending on November 30, 2022 and beginning December 1, 2022 and ending on December 31, 2022. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.